

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 1, 2013

Cynthia M. Krus, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004-2415

Re: Keating Capital, Inc. (File Nos. 333-191525 and
     814-00778)

Dear Ms. Krus:

We have reviewed the registration statement on Form N-2 of Keating Capital, Inc. ("Fund"), which was filed on October 1, 2013, to register rights to purchase common stock and common stock under the Securities Act of 1933 ("1933 Act"). The Fund has elected to be treated as a business development company under the Investment Company Act of 1940 ("1940 Act"). We have used captions from the registration statement above our comments to indicate the sections of the registration statement to which the comments relate. However, you should consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

Prospectus

<u>Cover</u>

1. In the bolded paragraph containing the reference required by Item 1.1.j. of Form N-2, please revise the following sentence by adding the italicized language.

> "We invest in equity securities of pre-IPO companies whose prospects are uncertain *and whose valuations are not readily determinable.*"

The additional language is intended to emphasize the disclosure, on page 19 of the prospectus, which states that the Fund invests in securities whose "valuations are not readily determinable."

2. The bolded paragraph describing the dilution risks of the rights offering, currently the last paragraph before the table of contents, should be relocated to immediately follow the

cover page paragraph describing the rights offering (which begins "[we] are issuing non-transferable rights to our stockholders…."). Please re-format the relocated bolded paragraph by using bullets to set off each statement that describes a separate dilution risk. We note that, because the relocated paragraph will make duplicative the first two sentences in the paragraph currently following the description of the offering (the sentences begin "[t]he rights are non-transferable…"), they can be deleted. Please also add a bullet to the relocated paragraph stating that the offering will increase the fees payable to the investment adviser. This bullet should include a citation to the subsection, on page 46, currently titled "Certain Effects of This Offer."

3. Please disclose, where appropriate, whether the Fund intends to seek, within one year of the effective date of the registration statement, authorization to sell its shares below the then-current net asset value pursuant to Section 63(2).

4. The disclosure states that on September 30, 2013, the last reported sales price on the Nasdaq Capital Market for the Fund's common stock was $7.43 per share and that the Fund's net asset value per share as of June 30, 2013 was $7.79. Please disclose a more current price and net asset value and also disclose the discount from net asset value at which the Fund's common stock currently trade.

Purpose of the Offer, page 1

1. The disclosure states: "It is our policy to retain approximately $10 million in cash and cash equivalents to fund our future operating expenses…." We note that the Fund currently has almost $9 million of cash and cash equivalents on hand and also note that $10 million in cash would be 13.3% of the Fund's total assets. Please inform us whether the Board considered if it is in the best interests of stockholders to subject them to the significant dilution that will result from a rights offering at a time when the Fund has a substantial amount of cash and cash equivalents on hand.

2. The disclosure states that "our Board of Directors considered the possible benefits to our stockholders including…that our ability to raise additional capital may help reduce or eliminate our stock price discount to net asset value." However, in many cases, where a Fund raises capital by means of a rights offering instead of a stock offering, the effect may be to increase a current discount. Please explain the basis for this statement.

Dilutive Effects, page 2

Please reproduce the dilution table, on page 50 of the prospectus, in this subsection, as well.

Overview, page 4

The disclosure in this subsection and in "Our Investment Objective and Strategy," on page 53, states: "We provide investors with the ability to participate in a unique fund that allows our stockholders to share in the potential value accretion that we believe typically occurs once a company transforms from private to public status." Although the Fund's strategy is unusual among BDCs, it does not appear to us to be "unique." In fact, there appear to be at least five other BDCs, including Equus Total Return, Inc. (NYSE: EQS), Firsthand Technology Value Fund (Nasdaq: SVVC), GSV Capital Corp. (Nasdaq: GSVC), and Harris & Harris Group, Inc. (Nasdaq: TINY), that may also invest in equity securities. Please eliminate the term "unique." A more inclusive term, such as "unusual" or "uncommon," could be substituted.

Stock Repurchase Program, page 8

Please bold the statement that "our Board of Directors currently intends to discontinue the stock repurchase program when it expires in November 2013."

Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock, page 32

The disclosure indicates that the Fund has opted out of the Maryland Control Share Acquisition Act. The staff has taken the position that the MSCAA is inconsistent with the wording of, and purposes underlying, Section 18(i) specifically and of the 1940 Act generally. See "Boulder Total Return Fund, Inc." No-Action Letter (November 15, 2010). Please add a statement to the disclosure indicating that the Fund will not opt into the MSCAA without notifying the staff.

Our shares might trade at premiums that are unsustainable or at discounts from net asset value, page 34

The disclosure, in this subsection and on page 48, refers to the "possibility that our shares will trade at a discount from net asset value...." We believe that it should be made clear that it is not just a hypothetical risk that the Fund's shares will trade at a discount. As disclosed on page 63, since the Funds common shares were first listed, on December 12, 2011, they have "typically generally" traded at a discount. Please revise the disclosure.

Certain Effects of This Offer, page 46

Each paragraph of this subsection describes a separate detriment to Fund stockholders resulting from the rights offering: the increase in the fees and expenses they will pay and the dilution of their interests. Please make each paragraph a separate, and appropriately titled, subsection.

Price range of Common stock and Distributions, page 48

The headings of the table should be changed to: "Premium/discount of high sales price to NAV" and "Premium/discount of low sales price to NAV." Please also revise the columns to show the prices that represent a discount to NAV as a negative percentage and the prices that represent a premium to NAV as a positive percentage. We note that, given how the chart is presented, the percentages will always be positive. See Instruction 4 to Item 8.5. of Form N-2.

Distributions, page 68

Please explain why the per-share distributions in the table do not agree with the financial highlights on page F-57. The financial highlights show ".06" as a return of capital for 2011 and ".03" distribution of capital gains for 2012.

Dividend Reinvestment Plan, page 117

Please indicate from whom additional information about the dividend reinvestment plan may be obtained (including a telephone number or address). See Item 10.1.e. of Form N-2.

December 31, 2012, Financial Statements, filed on Form 10-K on 2/15/2013

Statement of Operations:

- We note that "general and administrative expenses represent 7.68% of total operating expenses. If there are any individual expenses over 5% of total expenses included in the "General and administrative expenses" line item, these expenses should be disclosed separately in accordance with Article 6-07.2(b) of Regulation S-X. Consider including detail of general and administrative expenses in the Notes to Financial Statements.

Schedule of Investments:

- Has the Company performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied?

    o The Staff believes that Rules 3-09 and 4-08(g) of Regulation S-X apply to BDCs and RICs. Rule 3-09 of Regulation S-X is applicable for a majority owned subsidiary (greater than 50% ownership) which is not consolidated by the Registrant. Rule 4-08(g) of Regulation S-X is applicable for subsidiaries (generally, 25% or more ownership) not consolidated.

o   Subsidiary is defined by 1-02(x) of Regulation S-X as"… an affiliate controlled by such person directly or indirectly through one or more intermediaries". An affiliate is defined by 6-02(a) of Regulation S-X as "as defined in Section 2(a)(3) of the Investment Company Act of 1940 unless otherwise indicated. The term "control" has the meaning (given) in section 2(a)(9) of the Act". Section 2(a)(9) of the Investment Company Act of 1940 defines control as having "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position of such company… Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company".

Refer to the IM Guidance Update No. 2013-07. September 2013:
http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-07.pdf

- Please confirm that the fund was in compliance with IRC diversification requirements. At 12/31/12, the total of issuers representing more than 5% of total assets sums to greater than 50% of total assets.

Notes to Financial Statements:

- The chart on page 114 included in the "Significant Unobservable Inputs for Level 3 Portfolio Company Securities" note does not bifurcate the techniques by fair value under each valuation approach. For example, preferred stock with a value of $43,087,120 lists precedent transactions, comparable transactions, comparable public companies, and discounted cash flow as valuation techniques. In future filings bifurcate the valuation techniques by fair value. Refer to the December 12, 2012 AICPA Investment Companies Expert Panel meeting minutes. Section IV.5.e.

- The disclosure included on page 115 under the heading "Offering Costs" discloses that the Company filed a registration statement on Form N-2 for an equity offering of its common stock, which was last amended by the Company on November 9, 2012. We note that this registration statement was withdrawn on May 20, 2013. Disclosure indicates that the offering expenses associated with the equity offering were capitalized and will be either charged to equity upon conclusion of the equity offering or expensed if the Company does not complete the equity offering. Why weren't the costs expensed since the N-2 registration statement was withdrawn? Refer to the AICPA Audit Guide, AAG-INV 8.33.

- Page 122- In the "Administrative Services" note, reference is made to the resignation in November 201 of the Company's former Chief Financial Officer. We did not see a Form 8-K filed referencing the departure of the former CFO, Ranjit P. Mankekar. Refer to Item 5.02 of Form 8-K.

Filing History:

- We note that the last 40-17g filing was made on October 5, 2012. This filing contains a bond for the period August 28, 2012 through August 28, 2013. Where is the current fidelity bond filing? Additionally, disclosure on page 28 of the Form 10-K references a joint liability insurance agreement. The Form 40-17f g filed on October 5, 2012 does not contain the agreement among the joint insureds, in accordance with Rule 17-g-1 of the Investment Company Act of 1940.

- We note that three Forms 40-17F2 were filed for exams performed during calendar year 2012. Please explain why no forms have been filed related to exams performed during calendar year 2013?

General

1. We note that substantial portions of the registration statement are incomplete. We may have additional comments: on such portions, when you complete them in a pre-effective amendment; on disclosures made in response to this letter; on information supplied supplementally; or on exhibits added in a pre-effective amendment.

2. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing and in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act. Please respond to all comments in the form of separate EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions about these comments, please contact James O'Connor at 202-551-6943 or o'connorj@sec.gov or contact Christina DiAngelo Fettig at 202-551-6963 or fettigc@sec.gov.

/s/ James E. O'Connor   /s/ Christina DiAngelo Fettig

James E. O'Connor   Christina DiAngelo Fettig
Senior Counsel   Senior Staff Accountant